

David Rogers · 2nd

Entrepreneur, Outdoor Products Business Owner

Spokane, Washington Area · 500+ connections · **Contact info**



Headwaters Bamboo



Brigham Young Univ

Experience



Founder and Owner

Headwaters Bamboo

Jul 2002 – Present · 18 yrs 2 mos

Sandpoint, Idaho

www.headwatersbamboo.com

Maker of affordable, quality bamboo fly rods, classic fly reels, and fly lines.

uQontrol

Head of Marketing and Business Development

uQontrol Inc.

Dec 2015 – Feb 2017 · 1 yr 3 mos

Sandpoint, Idaho

uQontrol is developing the Qkey (www.qkey.com) to secure online payment transactions.



Qkey | Privacy & Security uQontrol

inteliSCOPE

Co-Founder, VP Business Operations

Inteliscope

Apr 2013 – Jun 2016 · 3 yrs 3 mos

Sandpoint, Idaho

www.inteliscopes.com

At Inteliscope we harness the power of the smartphone as a day and night vision digital riflescope.

Vice President, Global Operations / Corporate Director

TransluSense

Dec 2011 – Jul 2013 · 1 yr 8 mos

Portland, Oregon Area

Developers of the award-winning glass and light enabled Luminae computer keyboard.

Senior Manager, Northwest Accounts

Pactron Inc.

Feb 2011 – Dec 2011 · 11 mos

Set up Northwest office for circuit board design and manufacturing organization.

Show 3 more experiences

Education



Brigham Young University

BA, International Relations



Concordia University-Portland

Post-Bachelor's Certificate, International Business Management



City University of Seattle

MBA, Operations Management

Skills & Endorsements

Cross-functional Team Leadership · 31



Endorsed by **Naren Chilukuri and 3 others who are highly skilled at this**



Endorsed by **17 of David's colleagues at I Corporation**

Product Development · 25

 Endorsed by **Richard Platt and 2 others who are highly skilled at this**

 Endorsed by **12 of David's colleagues at Intel Corporation**

Business Development · 18

 Endorsed by **8 of David's colleagues at Intel Corporation**

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